EXHIBIT 77Q1

Liberty-Stein Roe Funds Municipal  Trust:
At the February 8, 2000 Board of Trustees Meeting it was voted:

          that the amendments to the By-laws of the Trust, in the form presenting to this meeting, granting authority to vice-presidents to execute contracts on behalf of the Trust is adopted; and the secretary is instructed to file a copy of the By-laws, as amended, with the records of the Trust.